Contact

www.linkedin.com/in/starla-
christian-368a0518 (LinkedIn)

Top Skills

Feature Films
Commercials
Video Production

Starla Christian

Owner at Speed of Light Productions
Los Angeles County, California, United States

Summary

Starla Christian is an American Filmmaker/Producer who has been working in film for over 23 years after graduating from the University of Texas in Austin with a Bachelor of Arts degree in Theatre and Dance with Acting and Scenic Painting concentrations. She has produced 9 full features but also has experience in many different roles including 1st AD, Production Coordinator, UPM, Line producer, and Production Designer; giving her a well-rounded knowledge for filmmaking.

Starla started her own Production company, Speed of Light Productions in 2007 shooting commercials, shorts, and features with the heart to bring new material and to create projects that produce something powerful from within; films that Inspire, Guide, Release, and Empower. Her work can be seen on Netflix, Amazon, Starz, Hulu, Apple Tv, and Google Play to name a few. Distributed features Starla produced are A Cowgirl's Story (2016) starring Bailee Madison and Pat Boone, Christmas Break-In (2018) starring Danny Glover and Denise Richards, The Message (2018) starring Chloe Lukasiak, The Farmer and The Belle (2020) starring Jenn Gotzon Chandler, Marfa (2019) starring Tony Todd and Richard Riehle, The Place In Between (2022), starring Valerie Michelson, and her latest film, A Cowgirl's Song (2022) starring Cheryl Ladd, and Darci Lynn Farmer. The Cowgirl Films and The Message were distributed by Samuel Goldwyn and Sony.

Christian considers herself to be a Creative Producer who loves building the team and helping the vision of the director to come alive in all aspects of the process. Christian is known for her films looking bigger budget than they are as she seeks out strong leads in each department who are first passionate about the material of the project. Christian is strong in her connections and ability to sell a film as well and is rehearsed on the risks involved for investors, thus keeping budgets realistic for production to make strong films but to also to make a return for her investors.

Experience

Speed of Light Productions
Owner/Producer
May 2006 - Present (20 years 2 months)

Speed of Light is a film production company that brings new material and creates projects that produce something powerful from within. Films that Inspire, Guide, Release, and Empower. My goal is to stretch the boundaries in a truthful way. To step out of the natural box and see beyond.

F.L.O.a.T Films
Producer
October 2007 - September 2009 (2 years)

Work-study University of Texas at Austin
Scenic Artist
2000 - 2004 (4 years)

Education

The University of Texas at Austin
BA, Theatre and Dance · (2000 - 2004)